UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

GENCO SHIPPING & TRADING LIMITED
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

Y2685T 131
(CUSIP Number)

Peter C. Georgiopoulos
c/o Gener8 Maritime, Inc.
299 Park Avenue, 2nd Floor
New York, NY 10171
(212) 763-5600

with a copy to:

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Attn: Thomas E. Molner
(212) 715-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. Y2685T 11 5

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter C. Georgiopoulos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
850,151*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
850,151*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
850,151*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.58%**

14	TYPE OF REPORTING PERSON
IN (see Instructions)

* Includes 68,581 restricted shares of Common Stock subject to vesting in connection with the Reporting Person’s resignation as Chairman of the Board and a director of the Issuer as described below; warrants to purchase 38,012 shares of Common Stock issued to holders of the Issuer’s pre-reorganization common stock; warrants to purchase 3,930 shares of Common Stock issued to holders of the Issuer’s pre-reorganization common stock owned by Fleet Acquisition LLC (which securities are deemed beneficially owned by Mr. Georgiopoulos by virtue of his membership interest in Fleet Acquisition LLC and his status as the sole member of the Management Committee thereof; Mr. Georgiopoulos disclaims beneficial ownership of these securities except to his pecuniary interest therein); and warrants to purchase an aggregate of 641,808 shares of Common Stock issued to Mr. Georgiopoulos under the Issuer’s 2014 Management Incentive Plan, which have either vested or are subject to vesting in connection with the Reporting Person’s resignation as described above.

** Based on 7,354,499 shares of Common Stock issued and outstanding as of October 13, 2016, plus and assuming exercise of the Reporting Person’s warrants to purchase 683,750 shares of Common Stock.

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 11 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2006 by and on behalf of Peter C. Georgiopoulos (the “Reporting Person”) with respect to shares of common stock, par value $0.01 per share (“Common Stock”), of Genco Trading & Shipping Limited, a Marshall Islands corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 299 Park Avenue, 12th Floor, New York, New York 10171.

ITEM 2.	IDENTITY AND BACKGROUND.

Subsections (b) and (c) of Item 2 are hereby amended and restated in their entirety as follows:

(b)          The business address of the Reporting Person is c/o Gener8 Maritime, Inc., 299 Park Avenue, 2nd Floor, New York, NY 10171.

(c)          The Reporting Person is Chairman of the Board and Chief Executive Officer of Gener8 Maritime, Inc. and is formerly the Chairman of the Board and a director of the Issuer.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to add the following paragraphs:

On October 13, 2016, the Reporting Person resigned as Chairman of the Board and a director of the Issuer.  In connection therewith, the Reporting Person and the Issuer entered into a Separation Agreement and a Release Agreement, each dated as of October 13, 2016, under which the Reporting Person is to receive full vesting of his unvested equity awards, which consist of grants of 68,581 restricted shares of the Company’s common stock and warrants exercisable for approximately 213,937 shares of the Company’s common stock with an exercise price per share ranging from $259.10 to $341.90, subject to customary conditions.  This Amendment is being filed solely to report the resignation of the Reporting Person as Chairman of the Board and a director of the Issuer and the increase in the Reporting Person’s beneficial ownership of the Issuer’s Common Stock as a result of the vesting of the warrants described in this paragraph.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following paragraph:

This Amendment is being filed solely to report the resignation of the Reporting Person as Chairman of the Board and a director of the Issuer and the increase in the Reporting Person’s beneficial ownership of the Issuer’s Common Stock as a result of the vesting of the warrants described in Item 3 of this Amendment.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Subsections (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

(a)  The Reporting Person may be deemed to beneficially own an aggregate of 807,862 shares of Common Stock, representing approximately 10.58% of the shares of Common Stock outstanding as of the date hereof.  Such amount consists of 68,581 restricted shares of Common Stock subject to vesting as described in Item 3 of this Amendment; warrants to purchase 38,012 shares of Common Stock issued to holders of the Issuer’s pre-reorganization common stock; and warrants to purchase an aggregate of 641,808 shares of Common Stock issued to Mr. Georgiopoulos under the Issuer’s 2014 Management

Incentive Plan, which have either vested or are subject to vesting as described in Item 3 of this Amendment.  Such amount also includes warrants to purchase 3,930 shares of Common Stock issued to holders of the Issuer’s pre-reorganization common stock owned by Fleet Acquisition LLC (the “Fleet Warrants”). The Fleet Warrants are deemed beneficially owned by Mr. Georgiopoulos by virtue of his membership interest in Fleet Acquisition LLC and his status as the sole member of the Management Committee thereof. Mr. Georgiopoulos disclaims beneficial ownership of the Fleet Warrants except to the extent of his pecuniary interest therein, and the inclusion of the Fleet Warrants in this report shall not be deemed to be an admission that Mr. Georgiopoulos has beneficial ownership of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

(b) The Reporting Person has sole power to vote or to direct the vote of and to dispose of or direct the disposition of all of the shares of Common Stock reported on this Schedule, which are issuable upon exercise of the warrants described in the preceding subsection (a).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following paragraph:

On October 13, 2016, the Reporting Person and the Issuer entered into the Separation Agreement and the Release Agreement described in Item 3 of this Amendment, copies of which are filed herewith as Exhibits 3 and 4, respectively.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Power of Attorney executed by Peter C. Georgiopoulos on April 21, 2008 appointing Thomas E. Molner, Terrence L. Shen, and Randal D. Murdock.*

Exhibit 2.	Demand Promissory Note and Security Agreement by and between Leveret International Inc. and Peter C. Georgiopoulos dated as of August 10, 2011.**
* Previously filed with Amendment No. 4 to this Schedule 13D on August 11, 2010. ** Previously filed with Amendment No. 5 to this Schedule 13D on August 17, 2011.

Exhibit 3.	Separation Agreement by and between Genco Shipping & Trading Limited and Peter C. Georgiopoulos dated as of October 13, 2016.

Exhibit 4.	Release Agreement by and between Genco Shipping & Trading Limited and Peter C. Georgiopoulos dated as of October 13, 2016.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 17, 2016

PETER C. GEORGIOPOULOS

/s/ Peter C. Georgiopoulos

EXHIBIT INDEX

Exhibit 1.	Power of Attorney executed by Peter C. Georgiopoulos on April 21, 2008 appointing Thomas E. Molner, Terrence L. Shen, and Randal D. Murdock.*

Exhibit 2.	Demand Promissory Note and Security Agreement by and between Leveret International Inc. and Peter C. Georgiopoulos dated as of August 10, 2011.**
* Previously filed with Amendment No. 4 to this Schedule 13D on August 11, 2010. ** Previously filed with Amendment No. 5 to this Schedule 13D on August 17, 2011.

Exhibit 3.	Separation Agreement by and between Genco Shipping & Trading Limited and Peter C. Georgiopoulos dated as of October 13, 2016.

Exhibit 4.	Release Agreement by and between Genco Shipping & Trading Limited and Peter C. Georgiopoulos dated as of October 13, 2016.